UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 2)*

                           Boston Biomedica, Inc.
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                              (Name of Issuer)

                   Common Stock, $.01 par value per share
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                       (Title of Class of Securities)

                                 100560 10 1
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                               (CUSIP Number)

                        Nutter, McClennen & Fish, LLP
                           World Trade Center West
                            155 Seaport Boulevard
                           Boston, MA  02210-2604
                       Attn:  Michael J. Bohnen, Esq.
                                617-439-2000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                July 7, 2003
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           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             (Page 1 of 6 Pages)
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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4.  Purpose of Transaction.

      On July 7, 2003, the Committee and the Issuer entered into an Agreement, which provides that:

            (a) Richard T. Schumacher has withdrawn his nominations of R. Wayne Fritzsche and Russell B. Richerson for election as directors of the Issuer at the Issuer's 2003 Annual Meeting of Stockholders, or special meeting in lieu thereof (the "Meeting"), which the Issuer currently anticipates will occur before the end of September 2003, and Mr. Schumacher will not proceed with or undertake any proxy solicitation for the Meeting, provided that the Issuer has complied with all of its agreements with him; and

            (b) Upon the expiration of the term of Francis E. Capitanio as a member of the Issuer's board of directors at the Meeting, he will not stand for re-election, and the board will select either Mr. Fritzsche or Mr. Richerson as the nominee of the board to fill the vacancy on the board left by Mr. Capitanio.

      As a result of this Agreement, the Committee has been discontinued.

Item 7.  Material to be Filed as Exhibits.

      The Agreement described in Item 4 is attached hereto as Exhibit A.


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                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  July 10, 2003                      R. Wayne Fritzsche
                                          Russell B. Richerson, Ph.D.
                                          Richard T. Schumacher


                                          By: /s/ Richard T. Schumacher
                                          -----------------------------
                                          Richard T. Schumacher
                                          Attorney-in-Fact


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                                  Exhibit A

                     Boston Biomedica Inc.  -  Agreement

This Agreement is entered into as of the 7th day of July, 2003, between Boston Biomedica Inc. ("the Company") and Richard T. Schumacher
("Schumacher").

WHEREAS, Schumacher has proposed two nominees for election to the Board of Directors of the Company (the "Board") at the next Annual Meeting of Stockholders and is willing to withdraw such nominations and not proceed with any proxy solicitation for such Annual Meeting of Stockholders in consideration of the Company's entering into this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, it is hereby agreed by and between the parties as follows:

1. Board of Directors. Upon expiration of the term of Fran Capitanio as a member of the Board, he will not stand for reelection. The Board, following a further review and consideration of the qualifications of
      R. Wayne Fritzsche and Russell B. Richerson as candidates to fill the vacancy, will select one of these individuals as the nominee of the Board to fill the vacancy on the Board left by Fran Capitanio. The Company currently anticipates holding its 2003 Annual Meeting of Stockholders before the end of September 2003.

2. Proxy Solicitation. By entering into this Agreement, Schumacher hereby withdraws his two nominees for election to the Board for the Company's 2003 Annual Meeting of Stockholders, or special meeting in lieu thereof. Schumacher shall not proceed with or undertake any proxy solicitation for such Annual Meeting of Stockholders, or special meeting in lieu thereof, provided that the Company has complied with all of its agreements with Schumacher.

3. Disclosure. Promptly following the execution of this Agreement, Schumacher shall amend his Schedule 13D filing with the Securities and Exchange Commission to reflect the withdrawal of his nominees for election as directors for the Company's next Annual Meeting of Stockholders and his agreement not to proceed with the solicitation of any proxies for such meeting. He shall submit such amendment to
      Schedule 13D to the Company for its review and comment prior to filing with the Securities and Exchange Commission. The Company shall issue a press release to announce Schumacher's amendment to his
      Schedule 13D. The Company shall promptly submit the press release to Schumacher for his review and approval prior to release to the public.

4. Right to Injunction. The parties hereto acknowledge that the actions to be taken by Schumacher under this Agreement, the rights and privileges granted to the Company under the Agreement, the benefits to be received by Schumacher and the obligations of the Company hereunder are of a special, unique, unusual, and extraordinary character which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated by damages in any action at law, and the breach by either party of any of the provisions of this Agreement will cause the other irreparable injury and damage. The parties expressly agree that each party shall be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement by the other party. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that such party may have for damages or otherwise. The various rights and remedies of the parties under this Agreement or otherwise shall be construed to be cumulative, and no one of the them shall be exclusive of any other or of any right or remedy allowed by law.

5. Successors and Assigns. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns, provided, however, Schumacher shall not assign any of his rights under this Agreement, or delegate the performance of any of his duties hereunder, without the prior written consent of the Company.

6. Choice of Law. The laws of the Commonwealth of Massachusetts shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.


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7.    Arbitration. Any controversies arising out of the terms of this
      Agreement or its interpretation shall be settled in Massachusetts in accordance with the rules of the American Arbitration Association, and the judgment upon award may be entered in any court having jurisdiction thereof.

8. Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

9. Waiver. No failure or delay by either part in exercising any right under this Agreement will operate as a waiver of such right or any other right under this Agreement. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

10. Notices. Any and all notices, demands, or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if personally served, or if deposited in the United States mail, certified or registered, postage prepaid, return receipt requested. If such notice or demand is served personally, notice shall be deemed constructively made at the time of such personal service. If such notice, demand or other communication is given by mail, such notice shall be conclusively deemed given five days after deposit thereof in the United States mail addressed to the party to whom such notice, demand or other communication is to be given as follows:


            If to Schumacher:

            Richard T. Schumacher
            65 Black Pond Lane
            Taunton, MA 02780


            If to the Company:

            Boston Biomedica, Inc.
            375 West Street
            West Bridgewater, MA 02379

Any party hereto may change its address for purposes of this paragraph by written notice given in the manner provided above.

11. Modification or Amendment. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

12. Entire Understanding. This document and any exhibit attached constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations whether written or oral are hereby terminated and canceled in their entirety and are of no further force and effect.

13. Unenforceability of Provisions. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

14. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15. Captions. Captions have been inserted solely for the convenience of reference and in no way define, limit or describe the scope or substance of any provisions of this Agreement.




      IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written above. The parties hereto agree that facsimile signatures shall be as effective as if originals.

Boston Biomedica Inc.

By: /s/ Kevin W. Quinlan                  /s/ Richard T. Schumacher
   ---------------------                  -------------------------
   Kevin W. Quinlan                       Richard T. Schumacher
   President, Chief Operating
   Officer and Treasurer


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